United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

Signature Page

COMPANHIA VALE DO RIO DOCE	CAEMI MINERAÇÃO E METALURGIA S.A.
LISTED COMPANY	LISTED COMPANY
CNPJ 33.592.510/0001-54	CNPJ 31.865.728/0001-00
NOTICE TO SHAREHOLDERS
The managements of Companhia Vale do Rio Doce (“CVRD” or “the Merging Company”) and Caemi Mineração e Metalurgia S.A. (“Caemi”, or “the Merged Company”) (jointly, “the Companies”) inform that since the Merger of Shares issued Caemi into CVRD assets (“the Merger of Shares”) was approved by the Extraordinary General Shareholders’ Meetings held on March 31, 2006, then shareholders should observe the following:
1. Holders of CVRD common shares withdrawing right
Holders of CVRD common shares who dissent in relation to the decision to carry out the Merger of Shares have the right to withdraw from participation in the capital of the Merging Company, upon redemption of the shares of which they were the proven holders on January 23, 2006, as mentioned in the Press Releases disclosed to the market on January 23 and 24, 2006, respectively.
Any such statements of dissent shall be deemed timely if received within the period of thirty (30) days from April 4, 2006, the date of publication of the minutes of the Extraordinary General Meeting of Shareholders of CVRD which decided on the Merger of Shares, and May 3, 2006. Under Article 230 of Law 6406/76 (the Brazilian Corporate Law), the payment of such reimbursement shall depend on the transaction being completed as envisaged.
Shareholders whose shares are in the custody of Companhia Brasileira de Liquidação e Custódia (“CBLC”), may exercise their right to withdraw by filling out the form entitled “Exercise of Right to Withdraw”, provided by the custody agents.
Shareholders whose shares are in the custody of Banco Bradesco S.A., the custodian institution for shares in CVRD, should exercise their right to withdraw by visiting any branch of that bank during opening hours and filling out the form entitled “Exercise of

Right to Withdraw”, available in the said branches, and providing authenticated copies of the following documents:

INDIVIDUALS:	CPF (Taxpayer Identification Card), RG (Identity Card), proof of current address (maximum 2 months old) and banking proof for credit.

LEGAL ENTITIES:	Proof of Registry with the CNPJ (Corporate Taxpayers’ Registry), By-Laws or Articles of Incorporation and any amendments, and documents of the management (minutes of the meeting at which they were appointed, CPF, identity document, proof of current address) and banking proof for credit.
Shareholders represented by attorneys must also provide a copy of the power of attorney, containing specific powers for the attorney to act on behalf of the grantor in exercising the withdrawal right and requesting the refund of the shares.
The withdrawal right, which may not be exercised partially, shall be based upon book value of the shares stated in the financial statements dated December 31, 2005, corresponding to R$20.89 (twenty Reais and eighty-nine cents) per outstanding share, and such shareholders may demand the preparation of a special balance sheet Under §2 of Article 45 of the Brazilian Corporate Law, for the purposes of calculation of the value of the reimbursement.
Shareholders who exercise the right to withdraw are entitled to receive their reimbursement, on or after May 15, 2006, as per the data previously registered with their custodian institution.
In the event that the preparation of a special balance sheet of CVRD is demanded, as permitted by the Brazilian Corporate Law, the stockholder shall immediately receive 80% (eighty percent) of the reimbursement value calculated on the balance sheet as of December 31, 2005 (date of the last CVRD published financial statement), and the balance, if any, shall be paid by CVRD within one hundred and twenty (120) calendar days from the date of decision of the respective Extraordinary General Meeting, in compliance with §3 of Article 137 of the Brazilian Corporate Law.
2. Rights of the shares
Upon today’s approval of the Merger of Shares, Caemi became a wholly owned subsidiary of CVRD. In compliance with §3 of Article 137 of the Brazilian Corporate Law, and for the purposes of control and implementation of the transaction by São

Paulo Stock Exchange — Bovespa, the class A preferred shares of CVRD resulting from the increase in the capital of CVRD shall be traded, until further announcement, as preferred shares in Caemi.
The new Class A preferred shares issued by CVRD to Caemi shareholders as a result of the Merger of Shares shall be tradable as preferred shares issued by Caemi (ticker CMET4), and shall be entitled to all rights granted in the Bylaws of CVRD to preferred shares, and their holders shall be entitled to receive in full any dividends or interest on shareholders equity declared at any time by CVRD as of today, as well as voting rights to attend any General Meetings of Shareholders of CVRD, including the Ordinary Annual General Meeting to be held by the end of April 2006.
Thus the fact that Class A preferred shares in CVRD issued as a result of the increase in the capital of CVRD trade for the said period as shares issued by Caemi shall not give their holders any other economic or policy rights related to Caemi or to the exercise of any rights at General Meetings of Shareholders of Caemi. As a result, the preferred shares issued by Caemi shall give their holders, solely, the right to receive the class A preferred shares issued by CVRD, based on the exchange ratio mentioned in the Press Release disclosed on March 15, 2006.
The voting right in the General Shareholders Meetings of CVRD mentioned above, may be exercised only by holders of preferred shares in Caemi who by reason of the exchange ratio established hold whole numbers of class A preferred shares issued by CVRD. Holders of fractions of preferred shares issued by CVRD will receive the treatment mentioned in Item 3 — Fractions of shares below.
Shareholders of Caemi who still hold bearer shares shall have the same right mentioned above, and should visit branches of Banco Bradesco S.A., personally or through a duly authorized Attorney, with their identification documents, to convert their shares into nominal, book-entry shares and, subsequently, to replace preferred shares issued by Caemi with Class A preferred shares issued by CVRD.
3. Fractions of shares
In accordance with Item 7.4 of the Protocol and Justification for Merger of Shares, we hereby advise holders of preferred shares in Caemi who, as a result of the exchange ratio established, hold fractions of Class A preferred shares in CVRD (“Fraction Holders”) that any remaining fractions (“Fractions of Shares”) will be treated as follows:

     On May 16, 2006, the Class A preferred shares issued by CVRD (ticker VALE5) arising from grouping of the fractions of shares into whole numbers shall be sold through auctions on the Bovespa. The net proceeds of the said sale shall be made available to the holders of Fractions of Shares, in proportion to their holding in Class A share issued by CVRD sold, after financial settlement of the sale, as follows:
(a)	Fraction Holders with registered current accounts at Banco Bradesco S.A. shall have the corresponding amounts credited directly to their accounts.

(b)	Fraction Holders with custody in the CBLC shall have the corresponding amounts credited directly by the CBLC, which shall be responsible for passing them on to the respective Fraction Holders through its custody agents.

(c)	For Fraction Holders whose shares are blocked or whose registry is not up to date, the amount shall be retained and kept at the disposal of the respective holders, for payment solely upon presentation of documentation proving removal of the block or proving identification, as the case may be.

(d)	For holders of Caemi bearer shares who similarly become holders of Fractions of Shares, the amount shall be retained and kept at the disposal of the respective holder for payment, only when the holder visits a branch of Banco Bradesco S.A., as mentioned in Item 2 above.

(e)	Other Fraction Holders should visit a branch of Banco Bradesco S.A. of their choice to receive the respective amounts.
These credits will not be subject to inflation correction or calculation of interest, or financial yield of any type.
Explanations about the auction may be obtained from any branch of Banco Bradesco S.A., the financial institution responsible for book-entry of shares issued by Caemi and CVRD, and/or securities brokers.
The shares to be offered in the auctions have not been registered under the US Securities Act of 1933, and may not be offered nor sold in the United States of America or to any US person (as defined in Regulation S of the Securities Act), unless such shares are registered under the Securities Act or there is an exemption from requirements of registry under the Securities Act.

Rio de Janeiro, March 31, 2006.

Companhia Vale do Rio Doce	Caemi Mineração e Metalurgia S.A.
Fabio de Oliveira Barbosa	Tito Botelho Martins Junior
Executive Financial and Investor	Director-President and Investor
Relations Director	Relations Director

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: March 31, 2006	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations